File No. 70-8949



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                               GULF POWER COMPANY
                              500 Bayfront Parkway
                            Pensacola, Florida 32501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                                 Warren E. Tate
                             Secretary and Treasurer
                               Gulf Power Company
                              500 Bayfront Parkway
                            Pensacola, Florida 32501

                   (Names and addresses of agents for service)

    The Commission is requested to mail signed copies of all orders, notices and communications to the above agents for service and to:

     W. L. Westbrook                               John D. McLanahan, Esq.
 Financial Vice President                           Troutman Sanders LLP
   The Southern Company                          600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                               Suite 5200
  Atlanta, Georgia 30303                         Atlanta, Georgia 30308-2216



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4


                              INFORMATION REQUIRED

Item 3.        Applicable Statutory Provisions.
         Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At May 31, 1997, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.117 billion, or about 56.78% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 1997 ($3,728 million). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 16501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).
         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.
         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing (viz. certain financing transactions by Gulf) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.
         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition. On a consolidated pro forma basis, the proposed issuance of Revenue Bonds, new Bonds, and new Preferred Stock by Gulf Power would have no significant effect on Southern Company consolidated capitalization. In addition, in January 1997 Standard & Poor's assigned Southern Company its corporate credit rating of `A' which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at `A' thereby demonstrating Southern's consistent strong financial integrity.
         Southern's consolidated retained earnings grew on average approximately 8.8% per year from 1991 through 1995. In 1996, consolidated retained earnings increased $280,365,000, or slightly more than 8%. The small reduction in the rate of earnings growth was primarily attributable to reduced domestic utility sales due to mild weather conditions throughout most of 1996 in the southeastern United States. Earnings attributable to Southern's investments in EWGs and FUCOs continued to contribute modestly to consolidated retained earnings.
         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.
         Reference is made to Exhibit G filed herewith which reflects capitalization at March 31, 1997 and the Statement of Income for the twelve months ended March 31, 1997 for The Southern Company and subsidiaries consolidated. In addition, the exhibit is adjusted to give effect to, among other things, the proposed issuance of the Revenue Bonds, the new Bonds and the new Preferred Stock by Gulf. Item 6. Exhibits and Financial Statements.

    (a)    Exhibits.

           B-1  -   Form of Loan or Installment Sale Agreement between Gulf and the County relating to the Revenue Bonds.

           B-2  -   Form of Trust Indenture between the County and the Trustee relating to the Revenue Bonds.

           F    -   Opinion of Beggs & Lane, counsel for Gulf.

           G    -   Capitalization and Income Statement of The Southern Company
                    and Subsidiary Companies after giving effect to, among other things, the issuance of the new Bonds, the new Preferred
                    Stock and the Revenue Bonds.



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                                    SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:         June 25, 1996              GULF POWER COMPANY



                                          By:  /s/Wayne Boston
                                                  Wayne Boston
                                               Assistant Secretary